Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	For the year ended December 31,										Six months ended June 30,
	1999		2000		2001		2002		2003		2004
Earnings:
Income before income taxes (1)	$128,901		$146,071		$143,352		$145,948		$148,789		$72,372
Add:
Interest expense	901		1,301		7,200		7,120		7,950		6,129
Other adjustments	5,323		5,603		5,080		4,564		4,662		2,376

Total earnings	$135,125		$152,975		$155,632		$157,632		$161,401		$80,877

Fixed charges:
Interest expense	$901		$1,301		$7,200		$7,120		$7,950		$6,129
Other adjustments	5,323		5,603		5,080		4,564		4,662		2,376

Total fixed charges	$6,224		$6,904		$12,280		$11,684		$12,612		$8,505

Ratio of earnings to fixed charges	21.71	x	22.16	x	12.67	x	13.49	x	12.80	x	9.51	x

(1)	Income before income taxes and cumulative effect of a change in accounting principle, but including minority interests.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.